Exhibit 99.5

Strong quarter for Marine Harvest

(Oslo, 30 April 2014) The Marine Harvest Group achieved an operational EBIT of NOK     1 090 million in the first quarter of 2014, compared to NOK 482 million in the corresponding quarter of 2013.

- The first quarter of 2014 was a strong quarter for Marine Harvest. We see both record high prices and profit. As a consequence of the good results, the board has proposed a quarterly dividend of NOK 5 per share. The results are negatively impacted by high contract share in the quarter. Further, we still see a potential for even stronger results by improving the production costs in many areas of our operation, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues and other income of NOK 5 868 million (NOK 3 736 million) in the first quarter of 2014.

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 12.82 (NOK 8.39) in the first quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK 12.66  and NOK 19.10 respectively (NOK 7.87 and NOK 6.63). Salmon of Chilean origin achieved an operational EBIT per kilo of NOK 6.73 (NOK -6.27). The figures include contribution from Sales and Marketing, including VAP Europe and Morpol Processing. Marine Harvest VAP Europe reported an operational EBIT of NOK -25 million compared to NOK - 18 million in the first quarter of 2013. Morpol Processing reported an operational EBIT of NOK -38 million.

Marine Harvest Group harvested a volume of 92 243 tonnes gutted weight in the first quarter, compared to 80 035 tonnes in the corresponding quarter of 2013. Harvest guidance for 2014 is increased from 405 000 tonnes to 417 000 tonnes.

-The demand in the first quarter was very high, and we expect this to continue. We are encouraged by the high future prices, given the relatively high supply growth for the remainder of the year. I’m convinced that the combination of strong operational performance and high financial flexibility put us in a great position for further development, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Henrik Heiberg, VP Finance & Treasury, Tel: +47 21 56 20 11, Mobile: +47 917 47 724

About Marine Harvest Group
Marine Harvest Group is the world’s leading seafood company and largest producer of farmed salmon, with presence in 22 countries and a total of 10 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.